Exhibit 21.1

Subsidiaries of the Registrant

Subsidiaries	Place of Incorporation
Reliant Galaxy International Limited	British Virgin Islands

Sure Rich Investment (Group) Limited	Hong Kong

Fujian Jinou Trading Co., Ltd.	PRC

Fenyang Huaxin Spirit Development Co., Ltd.	PRC

Fenyang Jinqiang Spirit Co., Ltd.	PRC

Beijing Huaxin Tianchuang Enterprise Management Consulting Co., Ltd.	PRC

Associate	Place of Incorporation
Guangzhou Silicon Technology Co., Ltd	PRC